UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")				                 CERTIFICATE
NORTHEAST UTILITIES SERVICE COMPANY		          PURSUANT TO
File No.  70-09463						                       RULE 24
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application"), in File No. 70-9463, Northeast Utilities ("NU") and Northeast Utilities Service Company ("NUSCO" and collectively with NU, the "Applicants") hereby report that the Shareholder Rights Agreement authorized in the order of the Commission issued on April 30, 1999 in this file (SEC Release No. 35-27013) has been amended as of October 12, 1999. Specifically the Agreement has been amended to allow for the merger of NU with and into Consolidated Edison, Inc. ("Con Ed") without triggering the shareholder rights set forth in the Agreement by excluding Con Ed or any affiliate from the definition of "Acquiring Person" and by making other consistent changes. A copy of such amendment is attached as an exhibit to this certificate.

Exhibits

Exhibit B.2	Amendment to Rights Agreement (incorporated by reference
to Exhibit 10 to NU's Current Report on Form 8-k dated October 13, 1999).



November 2, 1999

NORTHEAST UTILITIES
NORTHEAST UTILITIES SERVICE COMPANY

By: /s/ Randy A. Shoop
           Randy A. Shoop
           Assistant Treasurer-Finance